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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

PEMEX's Consolidated Results for the First Six Months of 2004 and 2003

        The following discussion of PEMEX's recent results should be read in conjunction with PEMEX's Form 20-F for the fiscal year ended December 31, 2003 (the "2003 20-F"), and with the tables contained at the end of this report. The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of June 30, 2004. As a result of Mexican inflation during the first six months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.016 pesos as of June 30, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in the 2003 20-F, because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

Results of Operations of PEMEX for the First Six Months of 2004 Compared to the First Six Months of 2003

        The interim financial information set forth below has been derived from the unaudited summary consolidated financial statements of PEMEX for the six-month periods ended June 30, 2003 and 2004. As described above, the interim financial information was prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP").

	Six months ended June 30,
	2003(1)		2004(1)(2)
	(millions of constant pesos as of June 30, 2004 or U.S. dollars)
Net sales
Domestic(3)	Ps.	194,342	Ps.	208,273	$18,070
Export		124,246		143,268	12,430

Total		318,588		351,541	30,500
Other revenues (net)		2,817		6,220	540

Total revenues(3)		321,405		357,761	31,040
Costs and operating expenses		129,505		132,217	11,471
Comprehensive financing cost(4)		5,774		17,856	1,549

Income before taxes and duties		186,126		207,688	18,020
Taxes and duties
Hydrocarbon extraction duties and other		144,364		180,182	15,633
Special tax on production and services (IEPS Tax)		45,854		33,465	2,903

Total		190,218		213,647	18,536

Cumulative effect of adoption of new accounting standard(5)		—		(13,906)	(1,207)

Net income (loss) for the period	Ps.	(4,092)	Ps.	(19,865)	$(1,723)

(1)
Unaudited.

(2)
Convenience conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.5258 = U.S. $1.00 at June 30, 2004. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)
Includes the IEPS Tax, which is described below, as part of the sales price of products sold.

(4)
Includes exchange rate losses in the amount of Ps. 4,137 million in the first six months of 2003 and exchange rate losses in the amount of Ps. 13,348 million in the first six months of 2004.

(5)
As described in "Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards" of the 2003 20-F, the new Mexican accounting Bulletin C-15, "Impairment of Long-Lived Assets and their Disposal," went into effect on January 1, 2004.

Source: Petróleos Mexicanos.

Sales

        During the first six months of 2004, total sales, net of the IEPS Tax, were Ps. 318.1 billion, an increase of 16.6% from total sales in the first six months of 2003, net of the IEPS Tax, of Ps. 272.7 billion. The increase in total sales resulted primarily from a 17.7% increase in domestic sales, net of the IEPS tax, from the first six months of 2003 (which is described below under "—Domestic Sales") and a 15.3% increase in export sales from the first six months of 2003 (which is described below under "—Export Sales").

Domestic Sales

        Domestic sales, net of the IEPS Tax, increased by 17.7% in the first six months of 2004, from Ps. 148.5 billion in the first six months of 2003 to Ps. 174.8 billion in the first six months of 2004, due to increased unit prices and higher sales volumes. Domestic sales of petroleum products other than natural gas increased by 16.2% in the first six months of 2004, from Ps. 115.2 billion in the first six months of 2003 to Ps. 133.9 billion in the first six months of 2004, primarily due to increases in the average sales prices and volumes of PEMEX's principal petroleum products. The increase in the sales volumes of gasoline was primarily due to an increase in the number of vehicles in Mexico and a 15.5% increase in the volume of Pemex Premium gasoline sold as a result of changes in consumer preferences. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 32.3%, from Ps. 6.2 billion in the first six months of 2003 to Ps. 8.2 billion in the first six months of 2004, due to an increase in the domestic prices of PEMEX's principal petrochemical products and a change in commercial strategy to take advantage of the higher profit margins of certain products. Sales of natural gas increased by 20.2% in the first six months of 2004, from Ps. 27.2 billion in the first six months of 2003 to Ps. 32.7 billion in the first six months of 2004, as a result of a 7.0% increase in volumes of natural gas sold.

Export Sales

        In the first six months of 2004, total consolidated export sales increased by 15.4% in peso terms from Ps. 124.2 billion in the first six months of 2003 to Ps. 143.3 billion in the first six months of 2004. Excluding the trading activities of the PMI Group, export sales by the Subsidiary Entities to the PMI Group and third parties increased by 20.4% in peso terms, from Ps. 99.0 billion in the first six months of 2003 to Ps. 119.2 billion in the first six months of 2004. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 19.1% in the first six months of 2004, from U.S. $8.9 billion in the first six months of 2003 to U.S. $10.6 billion in the first six months of 2004. This increase was a result of an increase in crude oil export prices of 15.0%, higher crude oil sales volumes of 3.0% and the depreciation of the peso against the dollar (which increased the peso value of sales denominated in dollars). The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 24.1 billion in the first six months of 2004, approximately equal to the first six months of 2003.

        Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 90.1% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2004, as compared to 90.1% in the first six months of 2003. These crude oil sales increased in peso terms by 20.3% in the first six months of 2004, from Ps. 89.2 billion in the first six months of 2003 to Ps.

107.3 billion in the first six months of 2004, and increased in dollar terms by 20.0% in the first six months of 2004, from U.S. $8.0 billion in the first six months of 2003 to U.S. $9.6 billion in the first six months of 2004. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in the first six months of 2004 was U.S. $28.55, 15.4% higher than the weighted average price of U.S. $24.75 in the first six months of 2003. The volume of crude oil exports increased by 2.5%, from 1,793 barrels per day in the first six months of 2003 to 1,838 barrels per day in the first six months of 2004, partly as a result of increased demand.

        Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 9.2% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2003 to 8.9% in the first six months of 2004. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 12.5%, from U.S. $0.8 billion in the first six months of 2003 to U.S. $0.9 billion in the first six months of 2004. Export sales of petroleum products, including natural gas liquids, increased by 16.5%, from Ps. 9.1 billion in the first six months of 2003 to Ps. 10.6 billion in the first six months of 2004, primarily due to increases in the volume of exports of naphtas.

        Petrochemical products accounted for the remainder of export sales in the first six months of 2003 and 2004. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 85.7%, from Ps. 0.7 billion in the first six months of 2003 to Ps. 1.3 billion in the first six months of 2004. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 83.4% in the first six months of 2004, from U.S. $60.3 million in the first six months of 2003 to U.S. $110.6 million in the first six months of 2004, primarily due to an increase in the volume of ethylene sold.

Other Revenues and Expenses

        Other revenues, net, increased by Ps. 3.4 billion, from Ps. 2.8 billion in the first six months of 2003 to Ps. 6.2 billion in the first six months of 2004, primarily due to the recognition of a gain arising from the transactions executed in respect of PEMEX's shares in Repsol YFP, S.A. during the first six months of 2004 (see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2004 Financing Activities" and "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Equity Swap" in the 2003 20-F) and an increase in the value of PEMEX's investment in the Deer Park refinery, which is accounted for under the equity method (see Note 6 to the financial statements contained in the 2003 20-F).

Costs and Operating Expenses

        Costs of sales, transportation, distribution expenses and administrative expenses increased by 2.1%, from Ps. 129.5 billion in the first six months of 2003 to Ps. 132.2 billion in the first six months of 2004. This increase was due to an increase in maintenance expenses, an increase in exploration expenses and an increase in costs associated with the labor reserve for pensions obligations resulting from the increase in the number of employees and changes in actuarial assumptions, which was partially offset by an increase in the value of crude oil and petroleum product inventories (which is accounted for as a decrease in costs of sales) and the elimination of the specific oil-field exploration and depletion reserve as a consequence of implementing the successful efforts method of accounting for the costs incurred in the exploration, acquisition and development of oil and gas reserves.

Comprehensive Financing Cost

        Under Mexican GAAP, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of

PEMEX's indebtedness (88.3% at June 30, 2004) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense.

        In the first six months of 2004, comprehensive financing cost increased by Ps. 12.1 billion, or 209.2%, from Ps. 5.8 billion in the first six months of 2003 to Ps. 17.9 billion in the first six months of 2004, primarily as a result of the following:

  •
  Net interest expense increased by 56.8% in the first six months of 2004 due to an increase in total debt, which was only partially offset by lower average interest rates on PEMEX's liabilities.

  •
  The depreciation of the peso against the U.S. dollar by 10.4% resulted in an increase in net foreign exchange losses of Ps. 9.2 billion in the first six months of 2004 as compared to the first six months of 2003.

  •
  In the first six months of 2003 and 2004, PEMEX's average monetary liabilities exceeded its average monetary assets, resulting in a net gain from monetary position, partially offsetting the aforementioned increases in net interest expense and net foreign exchange loss. The net gain in monetary position, which amounted to Ps. 4.9 billion in the first six months of 2004, was 11.4% higher than the net gain in monetary position in the first six months of 2003 of Ps. 4.4 billion, due to an increase in the inflation rate (from 1.2% in the first six months of 2003 to 1.6% in the first six months of 2004).

Taxes and Duties

        Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 12.3%, from Ps. 190.2 billion in the first six months of 2003 to Ps. 213.6 billion in the first six months of 2004, largely due to an increase in sales revenues of 10.3%. PEMEX paid Ps. 12.6 billion in excess gains duties in the first six months of 2004, which represents the difference between the actual prices at which Pemex-Exploration and Production sold crude oil to PMI, which averaged U.S. $28.55 per barrel for the Mexican weighted crude oil mix, and the Mexican Government's crude oil price budgetary assumption for 2004 of U.S. $20.00 per barrel. PEMEX paid Ps. 8.9 billion in excess gains duties in the first six months of 2003.

Cumulative Effect of Adoption of New Accounting Standard

        In 2004, PEMEX adopted Bulletin C-15, "Impairment of Assets and their Disposal," which resulted in a loss of Ps. 13.9 billion attributable to the recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Refining.

Income/(Loss)

        In the first six months of 2004, PEMEX reported a loss of Ps. 19.9 billion on Ps. 324.3 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 4.1 billion on Ps. 275.6 billion in total revenues net of the IEPS Tax in the first six months of 2003. This 385.5% increase in losses from the first six months of 2003 to the first six months of 2004 resulted from the various factors described above.

Liquidity and Capital Resources

Recent Financing Activities

        During the period from June 1, 2004 to June 30, 2004, Petróleos Mexicanos obtained U.S. $25 million in commercial bank loans for use in financing PIDIREGAS. In addition, Petróleos Mexicanos and the Pemex Project Funding Master Trust participated in the following financings:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $7.8 million;

  •
  Petróleos Mexicanos obtained direct loans in the amount of U.S. $120.2 million;

  •
  The Pemex Project Funding Master Trust obtained loans from export credit agencies totaling U.S. $71.2 million; and

  •
  On June 15, 2004, the Pemex Project Funding Master Trust issued U.S. $1,500,000,000 of its Guaranteed Floating Rate Notes due 2010, guaranteed by Petróleos Mexicanos.

        In addition, during July 2004, Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $24.1 million, and the Pemex Project Funding Master Trust obtained loans from export credit agencies totaling U.S. $40.8 million.

Interim operating statistics and unaudited condensed consolidated financial information

        The following pages contain interim operating statistics and unaudited condensed consolidated financial information. The interim condensed financial information included herein has been prepared on the basis of the information published in Mexico and filed with the Mexican Stock Exchange. Certain reclassifications have been made herein to such information in order to make it consistent with the discussion and financial information included above under "—Results of Operations of PEMEX for the First Six Months of 2004 Compared to the First Six Months of 2003."

Table A-1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating statistics

	As of June 30,
	2003	2004	Change
Production
Total hydrocarbons (Mboed)	4,705	4,836	3%
Liquid hydrocarbons (Mboed)(1)	3,742	3,850	3%
Crude oil	3,328	3,402	2%
Natural gas liquids (includes condensates)	414	448	8%
Natural gas (Mboed)	964	986	2%
Natural gas (MMcfd)	4,433	4,564	3%
Refined products (Mbd)(2)	1,581	1,601	1%
Petrochemicals (Mt)	5,011	5,249	5%
Domestic sales
Natural gas (MMcfd)	2,552	2,728	7%
Refined products (Mbd)	1,683	1,706	1%
Gasoline	591	625	6%
Other	1,092	1,081	-1%
Petrochemicals (Mt)	1,527	1,722	13%
Foreign trade(3)
Export volumes
Crude oil (Mbd)	1,793	1,838	3%
Heavy	1,554	1,613	4%
Light	32	5	-83%
Extra-light	207	219	6%
Average realized price of crude oil exports (US$/b)	24.74	28.44	15%
Refined products (Mbd)(2)	178	169	-5%
Petrochemicals (Mt)	391	469	20%
Import volumes(4)
Natural gas (MMcfd)	724	697	-4%
Refined products (Mbd)(2)	299	285	-5%
Petrochemicals (Mt)	350	112	-68%

(1)
1 Mboed = 1 Mbd

(2)
Includes liquefied petroleum gas.

(3)
Source: PMI except natural gas imports.

(4)
Excludes the volume of imported products under processing agreements.

Note:    Numbers may not total due to rounding.

Table A-2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated balance sheets
(millions of constant pesos as of June 30, 2004 or U.S. dollars)

	Six months ended June 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm)(1)
Current assets	138,135	197,088	17,100	43%
Cash & cash equivalents	52,254	94,162	8,170	80%
Accounts receivable, net	60,841	70,756	6,139	16%
Inventories, net	25,039	32,170	2,791	28%
Properties and equipment, net	536,580	549,787	47,701	2%
Other non-current assets	138,170	149,788	12,996	8%
Total assets	812,886	896,663	77,796	10%
Short-term liabilities	103,772	139,922	12,140	35%
Short-term debt(2)	45,538	59,030	5,122	30%
Others(3)	58,235	80,892	7,018	39%
Long-term liabilities	605,520	738,634	64,085	22%
Long-term debt(4)	310,166	402,120	34,889	30%
Reserve for retirement payments, pensions and seniority premiums	288,257	310,851	26,970	8%
Other non-current liabilities(5)	7,097	25,663	2,227	262%
Total liabilities	709,292	878,556	76,225	24%
Total equity	103,593	18,107	1,571	-83%
Total liabilities & equity	812,886	896,663	77,796	10%

*
Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1)
Convenience conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.5258 = U.S. $1.00 at June 30, 2004. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(2)
Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepConLux) and notes payable to contractors. As of June 30, 2003 these figures were Ps. 43,809 and Ps. 1,728 million, respectively; as of June 30, 2004, Ps. 56,921 and Ps. 2,108 million, respectively.

(3)
Includes accounts payable to suppliers, accounts payable and accrued expenses and taxes payable. As of June 30, 2003 these figures were Ps. 21,099, Ps.11,574 and Ps. 25,562 million, respectively; as of June 30, 2004, Ps. 25,106, Ps. 10,909 and Ps. 44,878 million, respectively.

(4)
Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepConLux), notes payable to contractors and sale of future accounts receivable. As of June 30, 2003 these figures were Ps. 252,888, Ps. 13,284 and Ps. 43,994 million, respectively; as of June 30, 2004, Ps. 350,946, Ps. 12,441 and Ps. 38,732 million, respectively.

(5)
Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

Table A-3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated statements of operations
(millions of constant pesos as of June 30, 2004 or U.S. dollars)

	Six months ended June 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm)(1)
Total sales	318,588	351,541	30,500	10%
Domestic sales(2)	194,343	208,273	18,070	7%
Exports	124,246	143,268	12,430	15%
Other revenues (net)	2,817	6,220	540	121%
Total revenues	321,405	357,761	31,040	11%
Costs and expenses(3)	129,505	132,217	11,471	2%
Cost of sales	105,037	106,211	9,215	1%
Transportation and distribution expenses	8,075	8,599	746	6%
Administrative expenses	16,394	17,407	1,510	6%
Comprehensive financing cost(4)	5,774	17,857	1,549	209%
Income before taxes and duties	186,126	207,688	18,020	12%
Taxes and duties	190,218	213,647	18,536	12%
Hydrocarbon extraction duties and other	144,363	180,182	15,633	25%
Special Tax on Production and Services (IEPS)	45,854	33,465	2,903	-27%
Cumulative effect due to the adoption of new accounting standards(5)	—	(13,906)	1,207
Net loss	(4,092)	(19,865)	(1,723)	385%

*
Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1)
Convenience conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.5258 = U.S. $1.00 at June 30, 2004. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(2)
Includes the IEPS Tax. As of June 30, 2003 this figure was Ps. 45,854 and as of June 30, 2004, Ps. 33,465 million.

(3)
Includes the cost of the reserve for retirement payments, pensions and indemnities. As of June 30, 2003 this figure was Ps. 19,512 and as of June 30, 2004, Ps. 21,304 million.

(4)
Includes net interest, foreign exchange loss and the monetary loss or (gain). As of June 30, 2003 these figures were Ps. 6,025, Ps. 4,137 and Ps. (4,387) million, respectively; as of June 30 2004, Ps. 9,447, Ps. 13,348 and Ps. (4,938) million, respectively.

Note:    Numbers may not total due to rounding.

Table A-4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited equity
(millions of constant pesos as of June 30, 2004 or U.S. dollars)

	Six months ended June 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm)(1)
Total equity	103,593	18,107	1,571	-83%
Certificates of contribution "A"	83,915	83,915	7,281	0%
Specific oil-field exploration and depletion reserve	18,387	—	—
Restatement of equity	133,509	132,944	11,535
Accumulated losses	(132,218)	(198,753)	(17,244)	50%
From prior years	(128,126)	(178,888)	(15,521)	40%
Net loss for the period	(4,092)	(19,865)	(1,724)	385%

*
Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1)
Convenience conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.5258 = U.S. $1.00 at June 30, 2004. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Table A-5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated statements of changes in financial position
(millions of constant pesos as of June 30, 2004 or U.S. dollars)

	Six months ended June 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$ mm)(1)
Operating activities
Net income (loss)	(4,092)	(19,865)	(1,724)	385%
Charges to operations not requiring the use of funds:	44,136	41,016	3,559	-7%
Depreciation and amortization	20,206	19,712	1,710	-2%
Cost of the reserve for retirement payments, pensions and indemnities	19,512	21,304	1,848	9%
Specific oil-field exploration and depletion reserve	4,418	—	—	-100%
Changes in working capital:	(10,929)	(9,059)	(786)	-17%
Accounts, notes receivable and other	(2,365)	557	48	-124%
Inventories	761	(4,261)	(370)	-660%
Intangible asset derived from actuarial computation of labor obligations and other assets	(422)	(12,443)	(1,080)	2850%
Suppliers	(9,813)	(8,961)	(777)	-9%
Accounts payable and accrued expenses	4,465	3,454	300	-23%
Taxes payable	(2,652)	7,659	665	-389%
Reserve for dismantlement and abandonment activites, sundry creditors and others	(1,022)	5,638	489	-652%
Reserve for retirement payments, pensions and seniority premiums	(592)	(701)	(61)	18%
Exploration and well-drillling expenses charged to the specific oil-field exploration and depletion reserve	711	—	—	-100%
Funds provided (used) by operating activities	29,114	12,092	1,049	-58%
Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,138)	(10,175)	(883)	0%
Other equity movements—net	227	922	80	306%
Notes payable to contractors—net	(15,610)	(713)	(62)	-95%
Documented debt—net	42,667	41,091	3,565	-4%
Sale of future accounts receivable—net	(1,880)	(2,359)	(205)	25%
Funds provided (used) by financing activities	15,265	28,767	2,496	88%
Investing activities
Increase in fixed assets—net	(38,461)	(21,183)	(1,838)	-45%
Funds provided (used) by investing activities	(38,461)	(21,183)	(1,838)	-45%
Net increase in cash and cash equivalents	5,918	19,676	1,707	232%
Cash and cash equivalents at the beginning of the year	46,336	74,486	6,463	61%
Cash and cash equivalents at the end of the year	52,254	94,162	8,170	80%
Funds provided (used) by operating activities	29,114	12,092	1,049	-58%
Increase in fixed assets—net	(38,461)	(21,183)	(1,838)	-45%
Minimum guaranteed dividends paid to the Mexican Government	(10,138)	(10,175)	(883)	0%

*
Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1)
Convenience conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.5258 = U.S. $1.00 at June 30, 2004. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Table A-6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited total sales, net income (loss) and total assets by segment
(millions of constant pesos as of June 30, 2004)

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Six months ending June 30, 2004
Total sales	251,271	127,057	83,141	10,529	183,442	(303,899)	351,541
External clients	107,332	119,460	58,965	8,216	173,584	(116,016)	351,541
Intersegments	143,939	7,598	24,175	2,313	9,858	(187,883)	—
Net income (loss)	(2,886)	(23,020)	4,873	(5,016)	(19,563)	25,746	(19,865)
As of June 30, 2004
Assets	652,242	242,049	90,406	34,210	880,458	(1,002,701)	896,663
Six months ending June 30, 2003
Total sales	214,944	108,449	73,680	8,033	165,618	(252,136)	318,588
External clients	89,189	101,787	50,753	5,764	156,784	(85,689)	318,588
Intersegments	125,755	6,662	22,927	2,269	8,833	(166,446)	—
Net income (loss)	9,955	(17,881)	3,927	(5,680)	(3,285)	8,871	(4,092)
As of June 30, 2003
Total assets	568,374	224,020	82,319	36,360	743,570	(841,758)	812,886

*
Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2004.

(1)
External clients sales of Refining are net of IEPS.

Note:    Numbers may not total due to rounding.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS
By:	/s/ OCTAVIO ORNELAS ESQUINCA
Name: Octavio Ornelas Esquinca Title: Managing Director of Finance and Treasury

Date: August 17, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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PEMEX's Consolidated Results for the First Six Months of 2004 and 2003
Interim operating statistics and unaudited condensed consolidated financial information
Table A-1 Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Operating statistics
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Unaudited consolidated balance sheets (millions of constant pesos as of June 30, 2004 or U.S. dollars)
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Unaudited consolidated statements of operations (millions of constant pesos as of June 30, 2004 or U.S. dollars)
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Unaudited equity (millions of constant pesos as of June 30, 2004 or U.S. dollars)
Table A-5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Unaudited consolidated statements of changes in financial position (millions of constant pesos as of June 30, 2004 or U.S. dollars)
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Unaudited total sales, net income (loss) and total assets by segment (millions of constant pesos as of June 30, 2004)
SIGNATURES
FORWARD-LOOKING STATEMENTS